FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Net revenue and income before income taxes decreased QoQ

•	Retail and Asset Management delivered resilient performance

•	Wholesale revenues slowed mainly due to a decline in Fixed Income

•	AuM in Asset Management climbed to a record high of Y50.8trn

•	Q1 EPS of Y1.50 and ROE of 0.8%

Tokyo, July 26, 2018—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2019.

Net revenue in the first quarter was 272 billion yen (US$ 2.5 billion)1, income before income taxes was 13.6 billion yen (US$123 million), and net income attributable to Nomura Holdings shareholders was 5.2 billion yen (US$47 million).

“Uncertain market conditions persisted in the first quarter due to ongoing trade friction and heightened geopolitical risks, and the strong dollar made emerging markets investors increasingly risk averse. Amid this environment, our performance slowed as Fixed Income challenges in Wholesale led to a decline in our trading business,” said Nomura President and Group CEO Koji Nagai.

“Retail revenues fell slightly from last quarter. However, our recurring revenue cost coverage ratio surpassed 30 percent for the first time. Our Asset Management business delivered a robust performance, reporting continued inflows that helped lift assets under management to a record high.

“We will continue to capture business opportunities while prudently managing risks. We remain focused on building a solid operating platform to help us deliver consistent performance under any future conditions.

“We are committed to contributing to the creation of an affluent society through our expertise in the capital markets. Our aim is to deliver a better tomorrow for our clients as their most trusted partner.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 110.71 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2018. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2018/19 Q1	QoQ	YoY
Net revenue	Y92.8bn	-5%	-9%
Income before income taxes	Y19.9bn	-7%	-20%

Retail reported net revenue of 92.8 billion yen, down 5 percent quarter on quarter and 9 percent year on year. Income before income taxes decreased 7 percent from the previous quarter and 20 percent from the same quarter last year to 19.9 billion yen.

Retail clients continued to take a wait-and-see approach, leading to a significant decline in sales of stocks and sluggish sales of investment trusts. Sales of bonds increased due to stronger sales of JGBs for individual investors, while discretionary investments and insurance sales increased from last quarter.

Client assets in discretionary investments increased driven by net inflows, contributing to higher annualized recurring revenue. The recurring revenue cost coverage ratio climbed to 31 percent supported by lower expenses.

Asset Management

	FY2018/19 Q1	QoQ	YoY
Net revenue	Y26.1bn	-5%	-7%
Income before income taxes	Y10.3bn	-9%	-24%

Asset Management net revenue was 26.1 billion yen, down 5 percent quarter on quarter and 7 percent year on year. Income before income taxes declined 9 percent compared to last quarter and 24 percent from last year to 10.3 billion yen.

Asset Management delivered solid business performance. Continued inflows into UCITS funds and market factors combined to bring assets under management to a record high of 50.8 trillion yen.

Wholesale

	FY2018/19 Q1		QoQ	YoY
Net revenue	Y137.3bn		-35%	-23%
Income before income taxes	(Y7.4bn	)	—	—

Wholesale booked net revenue of 137.3 billion yen, a 35 percent decrease quarter on quarter and a 23 percent decrease year on year. Loss before income taxes was 7.4 billion yen.

In Global Markets, a slowdown in Rates, FX and Emerging Markets businesses resulted in subdued Fixed Income revenues. Lower market volumes drove a quarter on quarter decline in Equities net revenue.

While Investment Banking net revenue fell compared to a strong prior quarter, closer cross-border collaboration led to high-profile mandates including the largest-ever cross-border acquisition by a Japanese company.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura had total assets of 42.8 trillion yen and shareholders’ equity of 2.8 trillion yen. Nomura’s Tier 1 capital ratio was 17.1 percent and CET1 capital ratio was 16.0 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone

Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2018 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.